AMENDMENT AGREEMENT

AMENDMENT AGREEMENT (the "Agreement"), dated as of July 28, 2006, by and among pSivida Limited, an Australian corporation, with headquarters located at Level 12, BGC Centre, 28 The Esplanade, Perth, WA 6000 Australia (the "Company"), and Castlerigg Master Investments Ltd. (the "Investor").

WHEREAS:

A.  The Company and the Investor are parties to that certain Securities Purchase Agreement, dated as of October 5, 2005 (the "Securities Purchase Agreement"), pursuant to which, among other things, the Investor purchased from the Company (i) subordinated convertible notes, dated November 16, 2005 (the "Existing Notes"), which are convertible in accordance with their terms into American Depositary Shares of the Company ("ADSs" and, as converted, the "Existing Conversion Shares") each of which represents 10 ordinary shares of the Company (the "Ordinary Shares") and is evidenced by an American Depository Receipt ("ADR") and (ii) warrants (the "Existing Warrants"), which are exercisable to purchase ADSs (the "Existing Warrant Shares").

B.  On the Closing Date (as defined in the Securities Purchase Agreement, the Company and the Investors entered into a Registration Rights Agreement, dated as of November 16, 2005 (the "Existing Registration Rights Agreement"), pursuant to which the Company agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Existing Registration Rights Agreement) under the Securities Act of 1933, as amended (the "1933 Act"), and the rules and regulations promulgated thereunder, and applicable state securities laws.

C.  The Company and the Investor desire to enter into this Agreement, pursuant to which, among other things, in consideration of extending the deadline under the Existing Notes with respect to the Company's requirement to obtain the effectiveness of the Initial Registration Statement (as defined in the Registration Rights Agreement) in order for there not to be an Event of Default (a "Registration Rights Default"), (i) the Company shall pay to the Investor the sum of (x) any accrued and unpaid interest on the Existing Notes as of the Closing Date (as defined below) and (y) any Registration Delay Payments (as defined in the Existing Registration Rights Agreement), including any accrued and unpaid interest thereon, owed by the Company to the Investor as of the Closing Date (collectively, the "Amendment Payment Amount"); (ii) the Company and the Investor shall amend and restate the Existing Notes in the form attached hereto as Exhibit B (the "Amended and Restated Notes"), which shall be convertible into ADSs (as converted, the "Amended and Restated Conversion Shares"), in accordance with the terms thereof; (iii) the Company shall issue, upon the terms and conditions stated in this Agreement, Series A warrants in the form attached hereto as Exhibit C-1 (the "Series A Warrants") which shall be exercisable to purchase ADSs (the "Series A Warrant Shares"), in accordance with the terms thereof; and (iv) the Company will agree to issue to the Investor series B warrants in the form attached hereto as Exhibit C-2 (the "Series B Warrants", and together with the Series A Warrants, the "New Warrants") from time to time in accordance with the terms of the Amended and Restated Notes, which shall be exercisable to purchase ADSs (the "Series B Warrant Shares", and together with the Series A Warrant Shares, the "New Warrant Shares", and together with Amended and Restated Conversion Shares and the Existing Warrant Shares, the "Amended and Restated Shares"), in accordance with the terms thereof.

D.  The Amended and Restated Notes will rank pari passu with all Permitted Indebtedness and shall be senior to all other Indebtedness other than the Permitted Senior Indebtedness (as defined in the Amended and Restated Notes) and will be secured by a first priority, perfected security interest, subject to the Permitted Senior Indebtedness (as defined in the Amended and Restated Notes) in all of the Company and any of its Subsidiary's revenue from the Retisert and Vitrasert product lines (including, without limitation, and successor or replacement product line of the Company or any of its Subsidiaries or its direct or indirect, licensees or sublicensees thereof, the "Collateral Product Lines"), whether through licenses, assignments or otherwise with the Company or any of its Subsidiaries prior to, on or after the Closing Date (collectively, the "Collateral"), including, without limitation, any revenue arising under that certain license agreement, by and among pSivida, Inc. (f/k/a Control Delivery Systems, Inc.), a Delaware corporation (the "Delaware Subsidiary") and Bausch & Lomb Incorporated, dated December 9, 2003 (as such has been and may from time to time be amended, the "BL License"), as evidenced by (i) a collateral assignment agreement, in a form reasonably satisfactory to the parties (the "Security Agreement"), (ii) a guaranty agreement of the Delaware Subsidiary in a form reasonably satisfactory to the parties (the "Guarantee"), and (iii) such other security documents and ancillary documents and mutually agreed upon by the parties or required to be entered into hereunder from time to time (the "Ancillary Agreements", and together with the Security Agreement and the Guarantee, collectively the "Security Documents").

E.  On the Closing Date (as defined below), the parties hereto are amending and restating the Registration Rights Agreement in the form attached hereto as Exhibit F (the "Amended and Restated Registration Rights Agreement"), pursuant to which the Company has agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the Amended and Restated Registration Rights Agreement) under the 1933 Act, and the rules and regulations promulgated thereunder, and applicable state securities laws.

F.  On the Closing Date, subject to satisfaction (or waiver) of the conditions set forth in Sections 5 and 6 below, at the Closing, the Company shall redeem (the "Note Redemption") $2.5 million in principal amount of the Existing Notes for a redemption price to be paid in cash to the Investor equal to $3.5 million (the "Note Redemption Price").

G.  The amendment and restatement of the Existing Notes and the issuance of the New Warrants is being made in reliance upon an exemption from registration under the 1933 Act.

H.  Capitalized terms used herein and not otherwise defined herein shall have the respective meanings ascribed to them in the Securities Purchase Agreement and, if not defined therein, the Amended and Restated Notes.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the Company and the Investor hereby agree as follows:

1.	AMENDMENT AND RESTATEMENT OF NOTES AND ISSUANCE OF NEW WARRANTS, NOTE REDEMPTION.

(a)  Amendment and Restatement. Subject to satisfaction (or waiver) of the conditions set forth in Sections 5 and 6 below, at the closing contemplated by this Agreement (the "Closing"), (i) the terms of the Existing Notes in the principal amount of $12.5 million held by the Investor shall be amended and restated with effect from the Closing to the terms of the Amended and Restated Notes, (ii) the Company shall issue and deliver to the Investor the Series A Warrants, exercisable for 5,700,000 ADRs and (iii) the Company shall pay in cash to the Investor the Amendment Payment Amount. From time to time in accordance with the terms of the Amended and Restated Notes, the Company shall issue and deliver to the Investor the Series B Warrants exercisable for such number of ADRs as determined in accordance with the terms of the Amended and Restated Notes.
(b)  Note Redemption. Subject to satisfaction (or waiver) of the conditions set forth in Sections 5 and 6 below, at the Closing, pSivida shall effect the Note Redemption.

(c)  Ratifications. Except as otherwise expressly provided herein, (i) the Securities Purchase Agreement, the Existing Warrants and the Irrevocable Transfer Agent Instructions are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects, except that on and after the Closing Date (A) all references in the Securities Purchase Agreement to "this Agreement", "hereto", "hereof", "hereunder" or words of like import referring to the Securities Purchase Agreement shall mean the Securities Purchase Agreement as amended by this Agreement, (B) all references in the Transaction Documents to "this Agreement", "hereto", "hereof", "hereunder" or words of like import referring to the Registration Rights Agreement shall mean the Amended and Restated Registration Rights Agreement, (C)  all references in the other Transaction Documents to the "Registration Rights Agreement", "thereto", "thereof", "thereunder" or words of like import referring to the Registration Rights Agreement shall mean the Registration Rights Agreement as amended by this Agreement, (D) all references in the Securities Purchase Agreement and the other Transaction Documents to "Transaction Documents" shall also include this Agreement, the Amended and Restated Notes, the New Warrants and the Security Documents, (E) all references in the Securities Purchase Agreement and the other Transaction Documents to "Notes" shall mean the Amended and Restated Notes, (F) all references in the Securities Purchase Agreement and the other Transaction Documents to "Conversion Shares" shall mean the Amended and Restated Conversion Shares, (G) all references in the Securities Purchase Agreement and the other Transaction Documents to "Warrants" shall be amended to include the New Warrants, and (H) all references in the Securities Purchase Agreement and the other Transaction Documents to "Warrant Shares" shall be amended to include New Warrant Shares, and (ii) the execution, delivery and effectiveness of this Agreement shall not operate as an amendment of any right, power or remedy of the Investor under any Transaction Document, nor constitute an amendment of any provision of any Transaction Document.

(d)  Closing Date. The date and time of the Closing (the "Closing Date") shall be 10:00 a.m., New York Time, on August 3, 2006 after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 5 and 6 below (or such other time and date as is mutually agreed to by the Company and the Investor). The Closing shall occur on the Closing Date at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

(e)  Form of Payment. On the Closing Date, (i) the Company (A) shall pay to the Investor the Amendment Payment Amount and the Note Redemption Price, by wire transfer of immediately available funds in accordance with the Investor's written wire instructions provided to the Company prior to the Closing, (B) shall issue and deliver to the Investor, the Investor's Amended and Restated Notes, duly executed on behalf of the Company and registered in the name of the Investor, and (C) shall issue and deliver to the Investor, the Investor's Series A Warrants, duly executed on behalf of the Company and registered in the name of the Investor, and (ii) the Investor shall deliver to the Company the Investor's Existing Notes for cancellation.

2.	AMENDMENTS TO SECURITIES PURCHASE AGREEMENT.

The Securities Purchase Agreement is hereby amended as follows:

(a)  Section 2(j)(A) shall be deleted in its entirety;

(b)  Section 2(j)(B) shall be deleted in its entirety; and

(c)  Notwithstanding anything in Sections 4(n)(ii) and 4(n)(iii) to the contrary, the Company shall not be required to comply with either Section 4(n)(ii) or 4(n)(iii), except as to allow the Investor the rights set forth in the following sentence:

The Investor shall have the option to participate in such Subsequent Placement with the purchase price of such securities being paid by surrender of outstanding principal amount of the Amended and Restated Note plus any accrued and unpaid interest on such principal and late charges, if any, on such principal and interest.

3.	REPRESENTATIONS AND WARRANTIES

(a)  Investor Bring Down. The Investor hereby represents and warrants to the Company as set forth in Section 2 of the Securities Purchase Agreement (as amended hereby) as to this Agreement as if such representations and warranties were made as of the date hereof and set forth in their entirety in this Agreement. The Investor hereby represents and warrants to the Company with respect to itself only that it is not actually aware of any outstanding Events of Default. The Investor further represents and warrants to the Company that: (a) it is the sole holder of the Existing Notes; (b) that it has not transferred beneficial ownership thereof; and (c) this agreement shall constitute written consent of the Required Holders pursuant to Section 17 of the Note.

(b)  Company Bring Down. The Company represents and warrants to the Investor as set forth in Section 3 of the Securities Purchase Agreement (as amended hereby) as if such representations and warranties were made as of the date hereof and set forth in their entirety in this Agreement; provided that the Schedules to the Securities Purchase Agreement are replaced in their entirety by the Schedules attached to this Agreement (the "New Schedules").

Such representations and warranties in the Securities Purchase Agreement to the transactions thereunder and the securities issued thereby are hereby deemed for purposes of this Agreement to be references to the transactions hereunder and the issuance of the securities hereby, and references therein to "Closing Date" being deemed references to the Closing Date as defined in Section 1(d) above. The Company represents and warrants to the Investor that it is not aware of any outstanding Events of Default other than the Registration Rights Default. The Company represents and warrants to the Investor that this Agreement, the terms of the Amended and Restated Notes, the terms of the Series A Warrants, the terms of the Series B Warrants, the issue of the Series A Warrants and the agreement to issue Series B Warrants contemplated by the Amended and Restated Notes and the agreement to issue shares or ADRs on exercise of the Amended and Restated Notes, Series A Warrants or Series B Warrants: (i) comply in all respects with the Corporations Act 2001 (Cwth) and the Listing Rules of the Australian Stock Exchange Limited; and, (ii) do not require any approval from the Australian Stock Exchange Limited or shareholders of the Company. The Company will not challenge, and based on the facts in existence as of the date hereof, has no basis to disagree with, the Investor's position that the holding period of the Amended and Restated Notes, the New Warrants and the Amended and Restated Conversion Shares may be tacked back to the date of issuance of the Existing Notes for purposes of Rule 144 promulgated under the 1933 Act (or a successor rule) and will not take any action which would be likely to adversely affect such tacking for the benefit of the Investor, including, without limitation, taking negative action with respect to the reliance by the Company's transfer agent on an opinion letter of the Investor's Legal Counsel.

4.	CERTAIN COVENANTS AND AGREEMENTS; RELEASE

(a)  Disclosure of Transactions and Other Material Information. On or before 10:30 a.m., New York Time, on the first Business Day following the date of this Agreement, the Company shall issue a press release (the "Initial Press Release") and shall file a Form 6-K describing the terms of the transactions contemplated by this Agreement in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (other than the schedules to this Agreement), the form of each of the Amended and Restated Notes, the form of each of the New Warrants, the form of the Amended and Restated Registration Rights Agreement and the form of Security Documents, if available) as exhibits to such submission (such submission including all attachments, the "Initial 6-K Filing"). On or before 8:30 a.m., New York Time, on the first Business Day following the Closing Date, the Company shall issue a press release (the "Closing Press Release") and shall file a Form 6-K describing the terms of the transactions contemplated by this Agreement in the form required by the 1934 Act and attaching any material transaction documents not previously filed as exhibits to such filing (including, without limitation, this Agreement (other than the schedules to this Agreement), the form of each of the Amended and Restated Notes, the form of each of the New Warrants, the form of the Amended and Restated Registration Rights Agreement and the form of Security Documents, if available) as exhibits to such submission (such submission including all attachments, the "Closing 6-K Filing", and together with the Initial 6-K Filing, the "6-K Filings"). The Initial Press Release and the Closing Press Release shall also indicate that the Company is seeking to raise additional funding. From and after the submission of the Closing 6-K Filing with the SEC, no Investor shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filings or in some other public filing or public disclosure. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide the Investor with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the Closing 6-K Filing with the SEC without the express written consent of the Investor. In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, the Investor shall have the right to require the Company to make promptly a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information. Subject to the foregoing, neither the Company, its Subsidiaries nor the Investor shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of the Investor, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filings and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Investor shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release).

(b)  Fees and Expenses. The Company shall reimburse the Investor for its legal fees and expenses in connection with the preparation and negotiation of this Agreement and including matters relating to the threatened Registration Rights Default by paying such amount to Schulte Roth & Zabel LLP as set forth in such firm's written invoice therefore (the "Investor Counsel Expense"). Except as otherwise set forth in this Agreement, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all stamp and other taxes and duties levied in connection with the issuance of the Amended and Restated Notes and New Warrants.
(c)  Post-Closing Covenant. On or prior to ten (10) Business Days after the Closing Date, the Company shall have taken such actions as reasonably requested by the Investor to secure the Collateral and perfect the Collateral Agent's security interest in the Collateral, including, without limitation, by entering into the Security Documents and filing any necessary UCC financing statements. The failure to effect the foregoing shall immediately constitute an Event of Default under the Amended and Restated Notes. Within five (5) Business Days after the Closing, the Company shall have delivered or caused to be delivered to the Investor (i) true copies of UCC search results in Massachusetts and Delaware, listing all effective financing statements which name as debtor the Company or any of its U.S.-based Subsidiaries filed in the prior five (5) years to perfect an interest in any assets thereof, together with copies of such financing statements, none of which, except as otherwise agreed in writing by the Investor, shall cover any of the Collateral and, within ten (10) Business Days after the Closing, the results of searches for any tax lien and judgment lien in Middlesex County, Massachusetts and Delaware filed against such Person or its property, which results, except as otherwise agreed to in writing by the Investor shall not show any such Liens (as defined in the Security Documents); and (ii) a perfection certificate, duly completed and executed by the Company and each of its Subsidiaries, in form and substance satisfactory to the Investor.

(d)  Future Collateral. So long as any Notes remain outstanding, if at any time (a "Future Collateral Event Date") (i) the Company or any of its Subsidiaries receives income, proceeds or revenue relating to any Collateral pursuant to a license, agreement or other arrangement or circumstance other than the BL License (each a "Future Agreement", and the parties to such Agreement other than the Company or any of its Subsidiaries, the "Future Consenting Parties") or (ii) any income, proceeds or revenue relating to any Collateral is owed or paid directly to the Company or any Subsidiary other than the Delaware Subsidiary, then the Company shall promptly notify the Investor in writing and within ten (10) business days after such Future Collateral Event Date, (w) if such income, proceeds or revenue is owed or paid to a Subsidiary other than the Delaware Subsidiary, such Subsidiary shall duly execute and deliver a guaranty in the form of the Guarantee, (x) if such income, proceeds or revenue is owed or paid to the Company, the Company shall duly execute and/or deliver such opinions of counsel and other documents, in form and substance reasonably acceptable to the Investor to secure and perfect a security interest in such Collateral, (y) if such income, proceeds or revenue is from a Future Agreement, the parties hereto shall amend the Security Agreement and/or enter into any other necessary security documents, including, without limitation, any assignments or charges, to include such Future Agreement, and (z) the Company shall deliver to the Investor a consent of the Future Consenting Parties, in form and substance reasonably acceptable to the Investor.

5.	CONDITIONS TO COMPANY'S OBLIGATIONS HEREUNDER.

The obligations of the Company to the Investor hereunder are subject to the satisfaction of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing the Investor with prior written notice thereof:

(a)  The Investor shall have executed this Agreement and delivered the same to the Company.

(b)  The representations and warranties of the Investor shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall remain true and correct as of such specific date).

6.	CONDITIONS TO INVESTOR'S OBLIGATIONS HEREUNDER.

The obligations of the Investor hereunder are subject to the satisfaction of each of the following conditions, provided that these conditions are for the Investor's sole benefit and may be waived by the Investor at any time in its sole discretion by providing the Company with prior written notice thereof:

(a)  The Company shall have executed this Agreement and delivered the same to the Investor.

(b)  The Company shall have executed and delivered to the Investor the Amended and Restated Notes and the New Warrants being issued to such Investor at the Closing.

(c)  The Company shall have delivered to the Investor such Investors Amendment Payment Amount and the Note Redemption Price by wire transfer of immediately available funds pursuant to the wire instructions provided by the Investor.

(d)  The Company shall have delivered to the Company's transfer agent, with a copy to the Investors, a letter stating that the Irrevocable Transfer Agent Instructions dated October 5, 2005 shall also apply to the Amended and Restated Shares.

(e)  Such Investor shall have received the opinion of Curtis, Mallet-Prevost, Colt & Mosle LLP, the Company's outside U.S. counsel, and Blake Dawson Waldron, the Company's outside Australian counsel, each dated as of the Closing Date, similar in all material respects to the opinions delivered pursuant to the Securities Purchase Agreement.

(f)  The Company shall have delivered to the Investor a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions approving the transactions contemplated hereby as adopted by the Board in a form reasonably acceptable to the Investor, (ii) the Certificate of Incorporation and (iii) the Bylaws, each as in effect as of the Closing, similar in all material respects to the certificate executed by the Secretary of the Company delivered pursuant to the Securities Purchase Agreement.

(g)  The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall remain true and correct as of such specific date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date and no Default or Event of Default shall have occurred and be continuing on the date hereof either immediately before or after giving effect to this Agreement in accordance with its terms. The Investor shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by the Investor, similar in all material respects to the certificate executed by the Chief Executive Officer of the Company delivered pursuant to the Securities Purchase Agreement.

(h)  The ADRs (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

(i)  The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the issue and sale of the Securities, including, without limitation, any approvals or notifications required by the Principal Market.

7.	STOCKHOLDER APPROVAL

(a)  Stockholder Approval. The Company represents and warrants that no Stockholder Approval (as defined below) is required by the applicable rules of the Principal Market or other applicable securities laws for the issuance of any of the Amended and Restated Shares and any stockholder approval previously obtained by the Company with respect to the issuance of the Securities pursuant to the terms of the Transaction Documents will be valid and applicable to the issuance of the Amended and Restated Shares. If at any time after the Closing Date the issuance of the Amended and Restated Shares would exceed that number of shares of Common Stock which the Company may issue without breaching the Company's obligations under the rules or regulations of the Principal Market and the Company has not obtained the approval of its stockholder a required by the applicable rules of the Principal Market, which is sufficient to cure such breach prior to the Closing Date, then the Company shall obtain the approval of its stockholders as required by the applicable rules of the Principal Market for issuances of the Amended and Restated Shares in excess of such amount. At such time, the Company shall provide each stockholder entitled to vote at a special or annual meeting of stockholders of the Company (the " Stockholder Meeting"), which shall be promptly called and held not later than 45 days after the earlier of (i) the Principal Market indication of and (ii) the Company becoming aware of, any limitation imposed by the Principal Market on the issuance of Amended and Restated Shares (the "Stockholder Meeting Deadline"), a proxy statement, substantially in the form which has been previously reviewed by the Investor and Schulte Roth & Zabel LLP, at the expense of the Company, soliciting each such stockholder's affirmative vote at the Stockholder Meeting for approval of resolutions providing for the Company's issuance of all of the Amended and Restated Shares as described in the Transaction Documents in accordance with applicable law and the rules and regulations of the Principal Market and such affirmative approval being referred to herein as the "Stockholder Approval"), and the Company shall use its reasonable best efforts to solicit its stockholders' approval of such resolutions and to cause the Board of Directors of the Company to recommend to the stockholders that they approve such resolutions. The Company shall be obligated to use its reasonable best efforts, to obtain the Stockholder Approval by the Stockholder Meeting Deadline. If, despite the Company's reasonable best efforts the Stockholder Approval is not obtained on or prior to the Stockholder Meeting Deadline, the Company shall cause an additional Stockholder Meeting to be held each twelve month period thereafter until such Stockholder Approval is obtained, provided that if the Board of Directors of the Company does not recommend to the stockholders that they approve such resolutions at any such Stockholder Meeting and the Stockholder Approval is not obtained, or the Amended and Restated Notes are no longer outstanding, the Company shall cause an additional Stockholder Meeting to be held each calendar quarter thereafter until such Stockholder Approval is obtained.

8.	TERMINATION.

In the event that the Closing does not occur by August 15, 2006, due to the Company's or the Investors' failure to satisfy the conditions set forth in Sections 5 and 6 hereof

(and the nonbreaching party's failure to waive such unsatisfied conditions(s)), the nonbreaching party shall have the option to terminate this Agreement at the close of business on such date without liability of any party to any other party; provided, however, this if this Agreement is terminated by the non-breaching Investor pursuant to this Section 8, the Company shall remain obligated to reimburse the Investor for the expenses described in Section 4(c) above. Upon such termination, the terms hereof shall be null and void and the parties shall continue to comply with all terms and conditions of the Transaction Documents, as in effect prior to the execution of this Agreement.

9.	MISCELLANEOUS.

(a)  Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

(b)  Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(c)  Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(d)  Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(e)  No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(f)  Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(g)  No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(h)  Entire Agreement; Effect on Prior Agreements; Amendments. Except for the Transaction Documents (to the extent any such Transaction Document is not amended by this Agreement), this Agreement supersedes all other prior oral or written agreements between the Investor, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor the Investor makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the Investor. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Amended and Restated Notes or holders of the New Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with any of the Investors relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

(i)  Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

pSivida Limited
Level 12, BGC Centre
28 The Esplanade, Perth
WA 6000 Australia
Telephone: 61 8 9226 5099
Facsimile: 61 8 9226 5499
Attention: Gavin Rezos, Managing Director

with a copy (for informational purposes only) to:

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, N.Y.
U.S.A.
Telephone: 212-696-6000
Facsimile: 212-697-1559
Attention: Lawrence Goodman, Esq.

If to the Investor, to its address and facsimile number set forth in the Securities Purchase Agreement, with copies to the Investor's representatives as set forth on the Securities Purchase Agreement or on the signature page to this Agreement, with a copy (for informational purposes only) to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
U.S.A.
Telephone: (212) 756-2000
Facsimile: (212) 593-5955
Attention: Eleazer N. Kleen, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

The Company hereby irrevocably appoints National Corporate Research, Ltd., of 225 West 34th Street, Suite 910, New York, N.Y. 10112, U.S.A. ("NCR") as its agent for the receipt of service of process in the United States. The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents. The Investor consents and agrees that the Company may, in its reasonable discretion, irrevocably appoint a substitute agent for the receipt of service of process located within the Untied States, and that upon such appointment, the appointment of NCR may be revoked.

Any document shall be deemed to have been duly served if marked for the attention of the agent at its address as set forth in Section 9(i) or such other address in the United States as may be notified to the party wishing to serve the document and (a) left at the specified address if its receipt is acknowledged in writing; or (b) sent to the specified address by post, registered mail return receipt requested. In the case of (a), the document will be deemed to have been duly served when it is left and signed for. In the case of (b), the document shall be deemed to have been duly served when received and acknowledged.

If the Company's agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify the Investor of the name and address of the replacement agent. Failing such appointment and notification, the holders of Amended and Restated Notes representing not less than a majority of the aggregate principal amount of the then outstanding Amended and Restated Notes shall be entitled by notice to the Company to appoint a replacement agent to act on the Company's behalf. The provisions of this Section 9(i) applying to service on an agent apply equally to service on a replacement agent.

(j)  Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns in accordance with the terms of the Securities Purchase Agreement.

(k)  Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Investor contained herein and the agreements and covenants set forth herein shall survive the Closing.

(l)  Remedies. The Investor and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under this Agreement, any remedy at law may prove to be inadequate relief to the Investor. The Company therefore agrees that the Investor shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

[Signature Page Follows]

IN WITNESS WHEREOF, the Investor and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

COMPANY: PSIVIDA LIMITED
By:	/s/ Michael J. Soja Name: Michael J. Soja Title: Vice President and CFO

[Signature Page to Amendment Agreement]

IN WITNESS WHEREOF, the Investor and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

INVESTOR: CASTLEPIGG MASTER INVESTMENTS LTD.
By:	__________________________________ Name: Title:

[Signature Page to Amendment Agreement]